Mail Stop 4561

July 21, 2008

Ms. Stacy Josloff
Chief Executive Officer
INCA Designs, Inc.
976 Lexington Avenue
New York, NY 10021

   Re: INCA Designs, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     File No. 000-26257

Dear Ms. Josloff:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 21

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

2.   Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.

3.   We note your disclosure that your chief executive and chief financial officers concluded your disclosure controls and procedures were effective to provide reasonable assurance that "information required to be disclosed in the Company's periodic filings under the Securities Exchange Act of 1934 is accumulated and communicated to [y]our management…to allow timely decisions regarding required disclosure." This effectiveness conclusion is stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" in Exchange Act Rule 13a-15(e). The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Please revise your disclosures to state whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).

4.   You disclose that "there have been no *significant* changes in [y]our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting during the period covered by this report." Please revise your disclosure to definitively state that there were no changes or that there were changes in your internal control over financial reporting that have materially affected, or are reasonably likely to

materially affect, your internal control over financial reporting during the last
fiscal quarter. See Item 308(c) of Regulation S-B.

* * * * * * *

Please note that the failure to perform management's assessment adversely affects
the company's and its shareholders ability to avail themselves of rules and forms that are
predicated on the current or timely filing of Exchange Act reports. For further
information regarding these impacts, please see Compliance and Disclosure Interpretation
115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-
kinterp.htm.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have questions regarding these comments.

Sincerely,

Christine Davis
Assistant Chief Accountant